SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11K

(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 (FEE REQUIRED) for the fiscal year ended July 31, 1999 or

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT of 1934 (NO FEE REQUIRED) for the transition period from _____________ to _______________

COMMISSION FILE NUMBER   1-7891

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             DONALDSON COMPANY, INC.
                              1400 WEST 94TH STREET
                          MINNEAPOLIS, MINNESOTA 55431

                          AUDITED FINANCIAL STATEMENTS

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                       YEARS ENDED JULY 31, 1999 AND 1998

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS


                       Years ended July 31, 1999 and 1998




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4
Item 27(a)--Schedule of Assets Held for Investment Purposes....................9
Item 27(b)--Schedule of Loans or Fixed Income Obligations in Default .........10
Item 27(d)--Schedule of Reportable Transactions...............................13

                         REPORT OF INDEPENDENT AUDITORS

Administrative Committee
Donaldson Company, Inc.
  Employees' Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Donaldson Company, Inc. Employees' Retirement Savings Plan as of July 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at July 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes and schedule of loans or fixed income obligations in default as of July 31, 1999 and schedule of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1999 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1999 financial statements taken as a whole.

                                                   /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 17, 2000

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                 JULY 31
                                                           1999            1998
                                                      ------------------------------
Investments at fair value:
    Interest-bearing cash                              $     92,869    $    213,941
    Mutual funds                                         88,987,952      74,199,912
    Donaldson stock                                      27,482,474      20,739,324
    Participant loans                                     2,872,469       2,782,002
                                                      ------------------------------
Net assets available for benefits                      $119,435,764    $ 97,935,179
                                                      ==============================


SEE ACCOMPANYING NOTES.

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                 YEAR ENDED JULY 31
                                                                1999            1998
                                                          ------------------------------
Additions:
    Contribution from employees                            $ 10,151,941    $  9,885,602
    Investment income                                         5,371,897       4,355,114
    Other                                                            --           6,633
                                                          ------------------------------
                                                             15,523,838      14,247,349

Deductions:
    Payments to participants                                  7,128,422       5,910,233
    Administration fees                                          21,541          19,124
                                                          ------------------------------
                                                              7,149,963       5,929,357

Realized/unrealized appreciation of investments              13,126,710       1,587,129
                                                          ------------------------------
Net increase                                                 21,500,585       9,905,121

Net assets available for benefits:
    Beginning of year                                        97,935,179      88,030,058
                                                          ------------------------------
    End of year                                            $119,435,764    $ 97,935,179
                                                          ==============================


SEE ACCOMPANYING NOTES.

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


                                  July 31, 1999


1. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The accounting records of the Plan are maintained on the accrual basis.

INVESTMENTS

Investments are recorded at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price of the year.

The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) of investments.

The net gain (loss) on the sale of investments is the difference between the proceeds received and the historical average cost of investments sold. This amount is reflected in the statement of changes in net assets available for benefits as realized appreciation/depreciation. For purposes of complying with the Department of Labor's requirements for preparing Form 5500, the Company determines net gain based on a revalued, rather than historical, cost.

EXPENSES

Except for investment management fees and administrative fees charged by the recordkeeper, Donaldson Company, Inc. (the Plan's sponsor) pays all Plan-related expenses, including legal, accounting and other services.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATION

Certain 1998 amounts have been reclassified to conform to the 1999 presentation.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan sponsored by Donaldson Company, Inc. The Plan allows employee contributions to the Plan through payroll deductions of 1% to 12% of their salary. Employees are 100% vested in their accounts at all times.

Amounts contributed to the Plan are invested in one of nine investment options. Participants may choose between the following investment alternatives:

   * MANAGED INCOME PORTFOLIO II FUND: Monies are invested in a portfolio of investments consisting primarily of investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of the fund is invested in a money market fund to provide daily liquidity. The fund's objective is to earn a competitive level of income with preservation of capital. This investment option carries a low-to-moderate level of investment risk.

   * FIDELITY CONTRAFUND: Monies are invested mainly in U.S. and foreign common stocks of companies that the fund's manager believes are undervalued or out of favor. The fund generally focuses on companies that are unpopular, but whose products show potential for improvement. This investment option carries a high level of investment risk.

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. DESCRIPTION OF THE PLAN (CONTINUED)

   * FIDELITY MAGELLAN FUND: Monies are invested primarily in common stocks of small, medium and large companies, both well-known and lesser-known, with above average growth potential and a correspondingly higher level of risk. This investment option carries a moderate-to-high level of investment risk.

   * FIDELITY OVERSEAS FUND: Monies are invested primarily in equity securities of issuers whose principal activities are outside the U.S. The fund expects to invest the majority of its assets in stocks but may also invest in debt securities. The value of this fund can be affected by the performance of foreign markets, the changing value of the American dollar and foreign political events. This investment option carries a high level of investment risk.

   * FIDELITY PURITAN FUND: Monies are invested in high-yielding U.S. and foreign securities, and common and preferred stocks and bonds of any quality or maturity. This investment option carries a moderate level of investment risk.

   * FIDELITY EQUITY INCOME FUND: Monies are invested primarily in income producing stocks, such as common and preferred stocks but may also invest in bonds for income. The Fund generally avoids securities issued by companies without proven earnings or credit. This investment option carries a moderate-to-high level of investment risk.

   * SPARTAN U.S. EQUITY INDEX FUND: Monies are invested primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the index. The Fund's focus is on duplicating the composition and performance of the index. This investment option carries a moderate-to-high level of investment risk.

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2. DESCRIPTION OF THE PLAN (CONTINUED)

   * SCHRODER U.S. SMALLER COMPANIES FUND: Monies are invested primarily in U.S. companies that have, at the time of purchase, market capitalizations of $1.5 billion or less. The Fund focuses on companies with strong management that it believes can generate above-average earnings growth and are selling at favorable prices in relation to book values and earnings. The Fund invests primarily in common and preferred stocks and securities convertible into common stocks. This investment option carries a moderate-to-high level of investment risk.

   * DONALDSON COMMON STOCK FUND: Monies are invested in the common stock of Donaldson Company, Inc. This investment option is presented to provide participants with the opportunity to invest in the future growth of the Company.

The changes in net assets of the Plan are allocated to the individual participant's accounts daily as provided for in the Plan agreement.

The Company has the right under the Plan agreement to terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.

3. INVESTMENTS

The current value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                   1999                          1998
                                         -------------------------     -------------------------
                                           UNITS OR      CURRENT        UNITS OR       CURRENT
                                            SHARES        VALUE          SHARES         VALUE
                                         -------------------------     -------------------------
Common stock of Donaldson Company,
  Inc. (sponsor)                          1,107,606    $27,482,474      1,117,270    $20,739,324
Fidelity Magellan Fund                      122,847     15,405,011         95,328     10,372,662
Fidelity Contrafund                         172,933     10,697,622        153,615      8,416,552
Fidelity Equity Income Fund                 584,159     34,967,786        589,730     32,954,129
Fidelity Managed Income Portfolio II
  Fund                                   22,994,964     22,994,964     15,703,344     15,703,344

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


3. INVESTMENTS (CONTINUED)

During the period August 1, 1998 to July 31, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,126,710 as follows:

Mutual funds                                                        $ 5,676,000
Donaldson stock                                                       7,450,710
                                                                   -------------
                                                                    $13,126,710
                                                                   =============

4. LOANS TO PARTICIPANTS

Under the Plan agreement, participants may borrow up to 50% of their account balance or $50,000, whichever is less. At July 31, 1999 and 1998, $2,872,469 and $2,782,002, respectively, of loans were outstanding at interest rates varying from 10% to 7%.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 20, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan received $259,073 and $209,966 in common stock dividends from Donaldson Company, Inc. for the years ended July 31, 1999 and 1998, respectively.

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

           ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 EIN: 41-0222640
                                   PLAN #: 007

                                  July 31, 1999


          IDENTITY OF ISSUE,                                                                       CURRENT
      BORROWER OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT           COST              VALUE
------------------------------------------------------------------------------------------------------------
*Fidelity Management Trust Company
   Institutional Cash Portfolio           92,869 units                         $    92,869      $     92,869

*Donaldson Company, Inc.                  1,107,606 shares of common stock      13,506,813        27,482,474

 Fidelity Puritan Fund                    26,818 units of participation            537,052           542,261

 Fidelity Magellan Fund                   122,847 units of participation        12,129,197        15,405,011

 Fidelity Contrafund                      172,933 units of participation         8,180,253        10,697,622

 Fidelity Equity Income Fund              584,159 units of participation        22,811,034        34,967,786

 Fidelity Overseas Fund                   68,230 units of participation          2,253,382         2,729,888

 Fidelity Managed Income Portfolio II
   Fund                                   22,994,964 units of participation     22,994,964        22,994,964

 Spartan U.S. Equity Index Fund           27,706 units of participation          1,240,857         1,311,598

 Schroder U.S. Smaller Companies Fund     25,229 units of participation            315,835           338,822

 Participant loans                        Interest rates from 7% to 10%                  0         2,872,469
                                                                              -------------------------------

 TOTAL ASSETS HELD FOR INVESTMENT                                              $84,062,256      $119,435,764
                                                                              ===============================


*Indicates party-in-interest.

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

      ITEM 27(b)--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT

                                 EIN: 41-0222640
                                   PLAN #: 007

                                  July 31, 1999


                      ORIGINAL     UNPAID
                      AMOUNT OF  BALANCE AT     DETAILED DESCRIPTION OF LOAN INCLUDING DATES OF MAKING AND       AMOUNT OF  OVERDUE
IDENTITY OF OBLIGOR     LOAN     END OF YEAR   MATURITY, INTEREST RATE, THE TYPE AND VALUE OF COLLATERAL, ETC.   PRINCIPAL  INTEREST
------------------------------------------------------------------------------------------------------------------------------------
Alfon, Glenn J.      $ 1,300.00  $   259.53    Date of loan 5/26/98, last payment due 5/31/99, 9.50% interest    $  210.04   $   -

Blysma, Dorothy K.     1,197.96      886.41    Date of loan 12/28/98, last payment due 1/7/00, 9.50% interest       290.16       -

Carlson, Richard      14,162.69   12,036.67    Date of loan 9/4/96, last payment due 9/5/06, 9.75% interest          85.37       -

Cerise, Barbara       12,000.00      142.50    Date of loan 2/11/89, last payment due 1/11/99, 9.0% interest        142.50       -

Chew, Connie           2,000.00    1,461.27    Date of loan 9/29/98, last payment due 10/5/00, 9.50% interest       126.84       -

Cowell, William T.     1,500.00    1,407.73    Date of loan 3/9/99, last payment due 3/22/01, 9.50% interest         15.85       -

Danciak, Jeff J.      12,500.00      978.98    Date of loan 2/20/98, last payment due 2/10/03, 9.50% interest       364.02       -

England, Joseph        9,500.00    4,752.20    Date of loan 11/15/96, last payment due 11/13/00, 9.75% interest   1,215.39       -

Giroud, Edward         2,500.00    2,315.53    Date of loan 9/15/98, last payment due 9/11/03, 9.50% interest       145.20       -

Grecula, Bill G.      20,900.00      208.78    Date of loan 5/5/98, last payment due 5/12/03, 9.50% interest        202.26       -

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27(b)--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT (CONTINUED)

                                 EIN: 41-0222640
                                   PLAN #: 007


                      ORIGINAL     UNPAID
                      AMOUNT OF  BALANCE AT     DETAILED DESCRIPTION OF LOAN INCLUDING DATES OF MAKING AND       AMOUNT OF  OVERDUE
IDENTITY OF OBLIGOR     LOAN     END OF YEAR   MATURITY, INTEREST RATE, THE TYPE AND VALUE OF COLLATERAL, ETC.   PRINCIPAL  INTEREST
------------------------------------------------------------------------------------------------------------------------------------
Keyes, Timothy       $13,500.00  $   438.19    Date of loan 4/1/94, last payment due 3/30/99, 7.25% interest     $  377.88   $   -

Korkoske, Dennis D.    9,999.99    5,173.97    Date of loan 4/30/93, last payment due 3/24/03, 7.00% interest       216.92       -

Kozak, Paul              500.00      236.62    Date of loan 12/19/97, last payment due 1/7/99, 9.50% interest       221.98       -

Patton, Patrick Jr.   13,100.00    3,781.07    Date of loan, 5/11/95, last payment due 4/1/00, 10.0% interest     1,296.60       -

Rosentreter, Paul        600.00      210.71    Date of loan 12/18/98, last payment due 7/9/99, 9.50% interest       165.62       -

Rowland, James         5,000.00      185.33    Date of loan 4/30/94, last payment due 3/30/99, 7.25% interest       164.08       -

Sallee, Shannon E.     1,000.00      907.90    Date of loan 4/26/99, last payment due 5/8/00, 9.50% interest         20.18       -

Simons, Sallie C.      4,539.00    2,369.68    Date of loan 5/5/96, last payment due 8/14/01, 9.75% interest        176.72       -

Smith, Scott A.          600.00      533.64    Date of loan 3/1/99, last payment due 3/23/00, 9.50% interest         84.77       -

Stafford, Steven P.   33,895.21   28,579.28    Date of loan 9/11/97, last payment due 9/16/02, 9.50% interest     1,776.95       -

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

ITEM 27(b)--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT (CONTINUED)

                                 EIN: 41-0222640
                                   PLAN #: 007


                      ORIGINAL     UNPAID
                      AMOUNT OF  BALANCE AT     DETAILED DESCRIPTION OF LOAN INCLUDING DATES OF MAKING AND       AMOUNT OF  OVERDUE
IDENTITY OF OBLIGOR     LOAN     END OF YEAR   MATURITY, INTEREST RATE, THE TYPE AND VALUE OF COLLATERAL, ETC.   PRINCIPAL  INTEREST
------------------------------------------------------------------------------------------------------------------------------------
Stansbury, Todd D.   $1,900.00   $1,575.33     Date of loan 6/24/98, last payment due 6/27/01, 9.50% interest    $  308.44   $   -

Tiberg, Larry H.      6,815.06    4,833.66     Date of loan 12/8/97, last payment due 12/21/01, 9.50% interest      354.78       -

Warren, Elder           500.00      463.19     Date of loan 5/11/99, last payment due 5/16/00, 9.50% interest        20.20       -

Wright, Tina M.       1,300.00      997.65     Date of loan 11/23/98, last payment due 12/5/00, 9.50% interest       27.48       -

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

                 ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS

                                 EIN: 41-0222640
                                   PLAN #: 007

                            Year ended July 31, 1999


                                                                                                             CURRENT VALUE
                                                                                                              OF ASSET ON
                                                                           PURCHASE    SELLING      COST OF   TRANSACTION     NET
IDENTITY OF PARTY INVOLVED               DESCRIPTION OF ASSET               PRICE       PRICE        ASSET        DATE       GAIN
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF BEGINNING PLAN ASSETS

Donaldson Company, Inc.
  common stock                Purchased 446,854 shares of common stock
                                in 243 transactions                       $6,826,617              $6,826,617  $6,826,617
                              Sold 479,920 shares of common stock in
                                220 transactions                                      $7,655,395   6,307,918   7,655,395  $1,347,477

Fidelity Magellan Fund        Purchased 43,210 units in 235 transactions   5,099,324               5,099,324   5,099,324
                              Sold 15,691 units in 179 transactions                    1,818,119   1,560,013   1,818,119     258,106

Fidelity Contrafund           Purchased 58,683 units in 216 transactions   3,323,134               3,323,134   3,323,134
                              Sold 39,365 units in 157 transactions                    2,232,609   1,821,156   2,232,609     411,453

Fidelity Equity Income Fund   Purchased 97,550 units in 237 transactions   5,350,217               5,350,217   5,350,217
                              Sold 103,121 units in 204 transactions                   5,795,589   4,213,993   5,795,589   1,581,596

                             DONALDSON COMPANY, INC.
                       EMPLOYEES' RETIREMENT SAVINGS PLAN

           ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS (CONTINUED)

                                 EIN: 41-0222640
                                   PLAN #: 007


                                                                                                              CURRENT VALUE
                                                                                                               OF ASSET ON
                                                                          PURCHASE     SELLING      COST OF    TRANSACTION      NET
IDENTITY OF PARTY INVOLVED               DESCRIPTION OF ASSET              PRICE        PRICE        ASSET         DATE        GAIN
------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF BEGINNING PLAN ASSETS (CONTINUED)

Fidelity Managed Income
  Portfolio Fund           Purchased 171,365 units in 49 transactions   $   171,365               $   171,365   $   171,365
                           Sold 15,874,709 units in 60 transactions                  $15,874,709   15,874,709    15,874,709   $   -

Fidelity Managed Income
  Portfolio II Fund        Purchased 171,365 units in 232 transactions   26,327,398                26,327,398    26,327,398
                           Sold 7,641,715 units in 208 transactions                    7,641,715    7,641,715     7,641,715       -


There were no category (i), (ii) or (iv) reportable transactions for the year ended July 31, 1999.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       DONALDSON COMPANY, INC. EMPLOYEES'
                                       RETIREMENT SAVINGS PLAN
                                       ---------------------------------------
                                               (Name of Plan)

Date    1/25/00                        By:  /s/ Norman C. Linnell
     ---------------                        ---------------------
                                            Norman C. Linnell
                                            Vice President and General Counsel

                                  EXHIBIT INDEX

                           ANNUAL REPORT ON FORM 11-K


23     -      Consent of Independent Auditors